Leland Hardy: Mr. Hardy is currently a sports agent who has a history of working with and advising up and coming athletes from tennis to boxing to golf. He was an early advisor to Venus and Serena Williams, and Richard Williams their father. From March 2011 – December 2018, Mr Hardy was President of Iron Lady Enterprises, a construction contractor targeting critical infrastructure opportunities in light of America's crumbling infrastructure. Mr Hardy was the original registrant of Newyork.com and founder of NEWYORK.COM Internet Holdings Inc. in 1994 which developed and implemented multimedia customer acquisition strategies using sophisticated analytics to formulate strategy. Prior to that Mr Hardy was an investment banker at Bear Stearns. From September 1986 – December 1988 Mr Hardy was a steel analyst and China market specialist for General motors. He analyzed the U.S. steel market and leveraged his fluency in Chinese and cultural expertise to help launch GM's auto parts manufacturing business throughout China. Mr. Hardy graduated with a BS from Indiana University of Pennsylvania in 1984 and received his MBA from the Wharton school in 1986. He was also a Fellow in the inaugural Lauder Institute of Management and International Studies. Mr. Hardy was also named one of the top 100 Marketers in the world by Ad Age Magazine.